

FOR IMMEDIATE RELEASE

FileNet Reports First Quarter 2005 Results

COSTA MESA, Calif.—April 26, 2005—FileNet Corporation (Nasdaq: FILE), the leading provider of Enterprise Content and Business Process Management solutions, today announced financial results for its first quarter March 31, 2005.

Total revenues for the first quarter of 2005 were $100.0 million compared to total revenues of $99.5 million for the same period in 2004 and $107.5 million for the fourth quarter of 2004. Software revenues for the first quarter of 2005 were $38.5 million compared to $41.4 million for the same period in 2004 and $44.8 million for the fourth quarter of 2004. Net income was $8.3 million in the first quarter of 2005, compared to net income of $4.0 million in the first quarter of 2004 and $16.9 million in the fourth quarter of 2004. The fourth quarter 2004 results included a non-cash tax benefit to earnings. Earnings per basic and diluted share were $0.20 for the first quarter of 2005, compared to earnings per basic and diluted share of $0.10 for the first quarter of 2004. For the fourth quarter of 2004, earnings per basic and diluted share were $0.42 and $0.41, respectively.

As of March 31, 2005, FileNet had cash and investments of $375.4 million, compared to $348.7 at December 31, 2004. The company has no long-term debt.

“Our first quarter performance underscores our commitment to enhancing profitably and market leadership,” said Lee Roberts, chairman and CEO of FileNet. "We continued to improve our financial performance, highlighted by increased operating margins again this quarter in excess of 10 percent. We expanded our product leadership with the availability of the latest version of our ECM platform, FileNet P8 3.5. This new release increases our deployment opportunities with significant platform and system enhancements.”

Quarterly Conference Call with Management – April 26, 2005
Lee Roberts, Chairman and Chief Executive Officer, and Sam Auriemma, Chief Financial Officer, will host a conference call for investors at 7:00 a.m. Pacific Time today.

The call and presentation will be broadcast live over the Internet. To listen to the event via the Internet, please follow the instructions that will be available on the investor relations’ section of FileNet’s Web site at http://www.filenet.com. A replay of the Web cast will be available for an extended period of time.

Alternatively, to listen to the call live, dial (800) 659-1942. The conference call ID number for the call is 84483072. A replay of the call will be available from

approximately 9:00 a.m. PT on April 26 through midnight PT on May 3. To listen to the replay, dial (888) 286-8010. The conference call ID number for the replay is 42089694.

About FileNet

FileNet Corporation (NASDAQ: FILE) helps organizations make better decisions by managing the content and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organizations, automating and streamlining their business processes, and providing a spectrum of connectivity needed to simplify their critical and everyday decision-making.

FileNet ECM products are designed to deliver a broad set of capabilities that integrate with existing information systems to provide cost-effective solutions that solve real-world business problems.

Since the Company's founding in 1982, more than 4,000 organizations, including more than three quarters of the *FORTUNE* 100, have taken advantage of FileNet solutions for help in managing their mission-critical content and processes.

Headquartered in Costa Mesa, Calif., the Company markets its innovative ECM solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for FileNet include, but are not limited to, the volume of our sales and pricing concessions on volume sales; our ability to specify, develop or acquire, complete, introduce, market, distribute and gain market acceptance for new products and technologies in a timely manner; the mix of products and services sold by us; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; our ability to control expenses; announcements of technological innovations, new products or product enhancements by the company or its competitors; the emerging nature of the Enterprise Content Management market; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; changing relationships with customers, distributors, suppliers and strategic partners;

potential contractual or employment issues; our ability to integrate acquired businesses; and general conditions in the worldwide economy and the software/technology sector and other factors. Our Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Note to editors: FileNet and ValueNet are registered trademarks of FileNet Corporation. All other company or product names referenced in this release may be trademarks or registered trademarks of their respective owners.

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Investor Contact:

Greg Witter, Director, Investor Relations
FileNet Corporation
Phone: 714-327-3405
Email: gwitter@filenet.com

Media Contact:

Tom Hennessey, Director, Corporate Communications
FileNet Corporation
Phone: 714-327-5050
Email: thennessey@filenet.com

FILENET CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Quarter Ended March 31,	
	2005	2004
	(Unaudited)	(Unaudited)
Revenue:		
Software	$ 38,451	$ 41,351
Service	61,566	58,147
Total revenue	100,017	99,498
Costs:		
Cost of software revenue	2,370	3,523
Cost of service revenue	20,910	21,130
Total cost of revenue	23,280	24,653
Gross profit	76,737	74,845
Operating expenses:		
Sales and Marketing	38,182	41,561
Research and development	18,630	20,102
General and administrative	9,227	9,233
Total operating expenses	66,039	70,896
Operating income	10,698	3,949
Other income, net	2,028	927
Income before income taxes	12,726	4,876
Provision for income taxes	4,454	878
Net income	$ 8,272	$ 3,998
Earnings per share:		
Basic	$ 0.20	$ 0.10
Diluted	$ 0.20	$ 0.10
Weighted average shares outstanding:		
Basic	40,361	38,280
Diluted	41,706	40,785

FILENET CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2005	December 31, 2004
	(Unaudited)	(Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 235,113	$ 123,217
Short-term investments	130,680	211,196
Accounts receivable, net	40,198	35,878
Prepaid expenses and other assets	12,730	12,179
Deferred income taxes	3,681	3,681
Total current assets	422,402	386,151
Property, net	19,918	21,738
Long-term investments	9,585	14,256
Goodwill	26,896	27,268
Intangible assets, net	5,591	6,188
Deferred income taxes	36,063	36,028
Other assets	2,283	2,037
Total assets	$ 522,738	$ 493,666
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,153	$ 13,868
Customer deposits/advances	8,484	9,007
Accrued compensation and benefits	27,443	33,674
Unearned maintenance revenue	71,552	47,145
Other accrued liabilities	21,090	19,575
Total current liabilities	142,722	123,269
Other liabilities and unearned maintenance revenue	4,819	2,533
Total liabilities	147,541	125,802
Stockholders' equity	375,197	367,864
Total liabilities and stockholders' equity	$ 522,738	$ 493,666